UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Tekelec
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

879101103
(CUSIP Number)

Glenn J. Krevlin
Glenhill Advisors, LLC
598 Madison Avenue
12th Floor
New York, N.Y. 10022
(646) 432-0600
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

July 31, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: .

SCHEDULE 13D

CUSIP No. 879101103

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Glenhill Capital LP 13-4149785
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,951,700
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 5,951,700
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,951,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.86%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 879101103

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Glenhill Concentrated Long Master Fund LLC 20-1998485
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,000
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 400,000
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.60%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 879101103

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Glenhill Capital Management, LLC 13-4146739
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,351,700
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 6,351,700
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,351,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.46%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 879101103

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Glenhill Advisors, LLC 13-4153005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,900,000
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 8,900,000
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.25%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 879101103

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Glenhill Capital Overseas Master Fund, L.P. 98-0426132
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,548,300
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 2,548,300
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,548,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.79%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 879101103

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Glenhill Overseas Management, LLC 02-0625266
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,548,300
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 2,548,300
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,548,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.79%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 879101103

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Glenhill Capital Overseas GP, Ltd. 98-0426124
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,548,300
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 2,548,300
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,548,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.79%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 879101103

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Glenn J. Krevlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,900,000
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 8,900,000
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.25%
14	TYPE OF REPORTING PERSON IN, HC

This Statement on Schedule 13D (this “Statement”) relates to the common stock, without par value (the "Common Stock"), of Tekelec, a California corporation (the “Company”). The principal executive offices of the Company are located at 5200 Paramount Parkway, Morrisville, North Carolina 27560.

Item 2.  Identity and Background.

(a) - (c) This Statement is being filed by Glenhill Capital LP, Glenhill Concentrated Long Master Fund, LLC, Glenhill Capital Management, LLC, Glenhill Advisors, LLC, Glenhill Capital Overseas Master Fund, L.P., Glenhill Capital Overseas GP, Ltd., Glenhill Overseas Management, LLC, and Glenn J. Krevlin (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

As of the date of this filing, the Reporting Persons are the beneficial owners of, in the aggregate, 8,900,000 shares of Common Stock, representing approximately 13.25% of the shares of Common Stock presently outstanding.

Glenhill Capital LP (“Glenhill Capital”) is a Delaware limited partnership formed to engage in the investment and trading of a variety of securities and financial instruments. The address of the principal business and principal offices of Glenhill Capital is 598 Madison Avenue, 12th Floor, New York, New York 10022.

Glenhill Concentrated Long Master Fund, LLC (“Glenhill Long Fund”) is a Delaware limited liability company formed to engage in the investment and trading of a variety of securities and financial instruments. The address of the principal business and principal offices of Glenhill Long Fund is 598 Madison Avenue, 12th Floor, New York, New York 10022

The general partner of Glenhill Capital and managing member of Glenhill Long Fund is Glenhill Capital Management, LLC (“ Glenhill GP”), a Delaware limited liability company engaged in the business of investment management. The address of the principal business and principal offices of Glenhill GP is 598 Madison Avenue, 12th Floor, New York, New York 10022.

Glenhill Capital Overseas Master Fund, L.P. (“Glenhill Overseas Master”) is a Cayman Islands exempted limited partnership formed for the purpose of investing and trading in a variety of securities and financial instruments. The address of the principal business and principal offices of Glenhill Overseas Master is 598 Madison Avenue, 12th Floor, New York, New York 10022.

The investment advisor to Glenhill Overseas Master is Glenhill Overseas Management, LLC (“Glenhill Overseas Management”), a Delaware limited liability company engaged in the business of investment management. The address of the principal business and principal offices of Glenhill Overseas Master is 598 Madison, 12th Floor, New York, New York 10022.

The general partner of Glenhill Overseas Master is Glenhill Capital Overseas GP, Ltd. (“Glenhill Overseas GP”), a Cayman Islands exempted company formed for the purpose of being the general partner of Glenhill Overseas Management. The address of the principal business and principal offices of Glenhill Overseas GP is 598 Madison Avenue, 12th Floor, New York, New York 10022.

Glenhill Advisors, LLC, a Delaware limited liability company (“Glenhill Advisors”), is the Managing Member of Glenhill GP and Glenhill Overseas Management. Glenhill Advisors is engaged in the business of investment management. The address of the principal business and principal offices of Glenhill Advisors is 598 Madison Avenue, 12th Floor, New York, New York 10022.

Glenn J. Krevlin is the Managing Member of Glenhill Advisors. The business address of Mr. Krevlin is 598 Madison Avenue, 12th Floor, New York, New York 10022.

Mr. Krevlin is the sole director of Glenhill Overseas GP.

(d) - (e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The natural person identified in Item 2 is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

All purchases of Common Stock by the Reporting Persons were made in open market transactions described in the attached Schedule I. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended for such purchases was $ 62,216,580.65 by Glenhill Capital, $26,638,859.68 by Glenhill Overseas Master and $ 4,056,768.16 by Glenhill Long Fund, in each case including commissions and other execution related costs.

Item 4.  Purpose of Transaction.

Each of the Reporting Persons originally acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to obtain a significant equity position in the Company, and without a purpose or effect of changing or influencing control of the Company.

The Reporting Persons are reviewing their investment in the Company and, among other things, intend to formally communicate to the Company’s management certain views regarding the Company and its affairs. This Statement on Schedule 13D is filed in the event that any actions by the Reporting Persons may be deemed to have the purpose or effect of changing or influencing control of the Company.

Each of the Reporting Persons may acquire additional shares of the Common Stock or sell or otherwise dispose of any or all of the shares of Common Stock beneficially owned by it. The Reporting Persons may also take any other action with respect to the Company or its Common Stock in any manner permitted by law.

The Reporting Persons note that under the Bylaws of the Company, special meetings of shareholders may be called by the holders of shares entitled to cast not less than 10% of the votes at the meeting, and that, among other things, any directors may be removed without cause if such removal is approved by the vote of a majority of the outstanding shares entitled to vote, with any vacancy created by the removal of a director provided to be filled by approval of the shareholders. The Reporting Persons reserve the right to take such actions or any other action with respect the Company permitted by the Bylaws.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals with respect to the Company which relate to or would result in any of the matters listed in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons, however, may, in the future, formulate plans or proposals which relate to or would result in one or more of (i) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (iii) a sale or transfer of a material amounts of assets of the Company; (iv) a change in the present board of directors or management of the Company, including a plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (v) a material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter or bylaws; (viii) causing a class of securities of the Company to be delisted from a national securities exchange; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of the foregoing.

On July 31, 2006, Glenn Krevlin sent a letter to the President and Chief Executive Officer of the Company expressing, among other things, certain views regarding the Company and its management and prospects. A copy of such letter is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, Glenhill Capital beneficially owns an aggregate of 5,951,700 shares of Common Stock, representing approximately 8.86% of the shares of Common Stock presently outstanding based upon the 67,169,166 shares of Common Stock reported by the Company to be issued and outstanding as of June 15, 2006 in its Definitive Proxy Statement filed with the SEC on July 11, 2006 (the “Issued and Outstanding Shares”).

As of the date hereof, Glenhill Long Fund beneficially owns an aggregate of 400,000 shares of Common Stock, representing approximately 0.60% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

As of the date hereof, Glenhill GP beneficially owns an aggregate of 6,351,700 shares of Common Stock, representing approximately 9.46% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

As of the date hereof, Glenhill Advisors beneficially owns an aggregate of 8,900,000 shares of Common Stock, representing approximately 13.25% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

As of the date hereof, Glenhill Overseas Master beneficially owns an aggregate of 2,548,300 shares of Common Stock, representing approximately 3.79% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

As of the date hereof, Glenhill Overseas GP beneficially owns an aggregate of 2,548,300 shares of the Common Stock, representing approximately 3.79% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

As of the date hereof, Glenhill Overseas Management beneficially owns an aggregate of 2,548,300 shares of the Common Stock, representing approximately 3.79% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

As of the date hereof, Glenn J. Krevlin beneficially owns an aggregate of 8,900,000 shares of Common Stock, representing approximately 13.25% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

(b) Each of the Reporting Persons has sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person.

(c) Except as set forth above or in the attached Schedule I, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to

Securities of the Issuer.

The Reporting Persons are parties to an agreement with respect to the joint filing of this statement and any amendment thereto, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

99.1
Agreement of Joint Filing among Glenhill Capital LP, Glenhill Concentrated Long Master Fund, LLC, Glenhill Capital Management, LLC, Glenhill Advisors, LLC, Glenhill Capital Overseas Master Fund, L.P., Glenhill Capital Overseas GP, Ltd., Glenhill Overseas Management, LLC and Glenn J. Krevlin dated July 31, 2006.

99.2	Letter dated July 31, 2006 from Glenn Krevlin to the President and Chief Executive Officer of the Company.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: July 31, 2006

GLENHILL CAPITAL LP

By: Glenhill Capital Management, LLC, its general partner

By:	Glenhill Advisors, LLC, its Managing Member

   By: /s/ Glenn J. Krevlin
  Name: Glenn J. Krevlin
              Title: Managing Member

GLENHILL CONCENTRATED LONG MASTER FUND LLC

By: Glenhill Capital Management, LLC, its Managing Member

By:	Glenhill Advisors, LLC, its Managing Member

  By: /s/ Glenn J. Krevlin
 Name: Glenn J. Krevlin
            Title: Managing Member

GLENHILL CAPITAL MANAGEMENT, LLC

By: /s/ Glenn J. Krevlin
Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL OVERSEAS MANAGEMENT, LLC

By: /s/ Glenn J. Krevlin
Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL ADVISORS, LLC

By: /s/ Glenn J. Krevlin
Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CAPITAL OVERSEAS MASTER FUND, L.P.

By: Glenhill Capital Overseas GP, Ltd., its Managing Member

By: /s/ Glenn J. Krevlin
Name: Glenn J. Krevlin
Title: Director

GLENHILL CAPITAL OVERSEAS GP, LTD.

By: /s/ Glenn J. Krevlin
Name: Glenn J. Krevlin
Title: Director

/s/ Glenn J Krevlin
Glenn J. Krevlin

SCHEDULE I

This schedule sets forth information with respect to each purchase of Common Stock which was effected by a Reporting Person during the past 60 days. All transactions were effectuated in the open market through a broker.

Shares purchased by Glenhill Capital LP
----------

Date	Number of Shares	Avg Price Per Share	Cost(1)
6/7/2006	38,834	12.21	474,011.69
6/8/2006	871,426	11.31	9,962,001.27
6/13/2006	70,020	11.32	792,360.32
6/14/2006	308,088	11.30	3,460,618.06
6/19/2006	2,451	11.10	27,206.10
6/20/2006	31,860	11.19	358,423.99
6/21/2006	7,701	11.72	90,239.55
6/23/2006	17,505	12.14	212,531.71
6/26/2006	8,858	12.00	106,295.11
6/27/2006	61,185	11.98	732,929.00
6/28/2006	17,506	11.64	203,701.57
7/6/2006	28,008	11.99	335,849.53
7/7/2006	42,012	11.94	501,669.49
7/12/2006	140,040	9.82	1,375,626.92
7/13/2006	2,324,667	10.14	23,711,766.11
7/14/2006	511,119	10.17	5,206,388.78
7/18/2006	175,050	9.77	1,708,519.37
7/19/2006	28,009	9.93	278,457.49
7/20/2006	308,087	10.06	3,104,108.78
7/21/2006	889,254	9.94	8,853,622.08
7/24/2006	70,020	10.29	720,253.73

----------

1 Excludes commissions and other execution-related costs.

Shares purchased by Glenhill Overseas Master Fund, L.P.
----------

Date	Number of Shares	Avg Price Per Share	Cost(2)
6/7/2006	16,626	12.21	202,938.62
6/8/2006	373,114	11.31	4,265,378.94
6/13/2006	29,980	11.32	339,259.68
6/14/2006	131,912	131,912	1,481,709.94
6/19/2006	1,049	11.10	11,643.90
6/20/2006	13,640	11.19	153,449.71
6/21/2006	3,299	11.72	38,657.35

6/23/2006	7,495	12.14	90,998.29
6/26/2006	3,792	12.00	45,503.62
6/27/2006	26,198	11.98	313,823.22
6/28/2006	7,494	11.64	87,200.93
7/6/2006	11,992	11.99	143,798.47
7/7/2006	17,988	11.94	214,796.51
7/12/2006	59,960	9.82	588,993.08
7/13/2006	995,333	10.14	10,152,466.09
7/14/2006	218,848	10.17	2,229,241.69
7/18/2006	74,950	9.77	731,525.43
7/19/2006	11,991	9.93	119,211.11
7/20/2006	131,913	10.06	1,329,080.05
7/21/2006	380,746	9.94	3,790,796.78
7/24/2006	29,980	10.29	308,386.27

2 Excludes commissions and other execution-related costs.

Shares purchased by Glenhill Concentrated Long Master Fund, L.L.C.
----------

Date	Number of Shares	Avg Price Per Share	Cost(3)
7/25/2006	300,000	10.06	3,018,750.00
7/26/2006	100,000	10.22	1,038,018.16

3 Excludes commissions and other execution-related costs.